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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2004
                           COMMISSION FILE No. 1-31690


                             TRANSCANADA CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                                    Form 40-F   X
                   -----                                        -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                           No   X
                   -----                                        -----

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                                        I

The Shareholder Rights Plan Agreement between the Registrant and Computeshare Trust Company of Canada dated April 23, 2004 and as filed as Exhibit 1 to this Form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933, as amended.

                    FORM                       REGISTRATION NO.
                    ----                       ----------------
                     S-8                           33-00958
                     S-8                           333-5916
                     S-8                           333-8470
                     S-8                           333-9130
                     F-3                           33-13564
                     F-3                           333-6132


                                        II

A copy of the Registrant's Report of Voting Results at the Annual and Special Meeting of Holders of Common Shares held on April 23, 2004 and listed in the
Exhibit Index to this Form 6-K is furnished herewith. This Report of Voting Results is being furnished, not filed and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Act of 1933, as amended.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TRANSCANADA CORPORATION

                                        By:       /s/ Russell K. Girling
                                            ------------------------------------
                                            Russell K. Girling,
                                            Executive Vice-President, Corporate
                                            Development and Chief Financial
                                            Officer



                                        By:       /s/ Rhondda E.S. Grant
                                            ------------------------------------
                                            Rhondda E.S. Grant
                                            Vice-President and Corporate
                                            Secretary

April 29, 2004

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                                  EXHIBIT INDEX

1 Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada dated April 23, 2004

2 Registrant's Report of Voting Results at the Annual and Special Meeting of Holders of Common Shares held on April 23, 2004.